UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

VISTEON CORPORATION

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

92839U107

(CUSIP Number)

Mr. Joseph Thornton

Pardus Capital Management L.P.

590 Madison Avenue, Suite 25E

New York, New York 10022

(212) 381-7350

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 28, 2009

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 6 Pages

CUSIP No. 92839U107                                             Schedule 13D                                        Page 2 of 6 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Pardus Capital Management L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]
3	SEC Use Only
4	Source of Funds (See Instructions)

AF

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[	]
6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[  ]

13	Percent of Class Represented By Amount in Row (11)

0.0%

14	Type of Reporting Person (See Instructions)

IA

CUSIP No. 92839U107                                            Schedule 13D                                          Page 3 of 6 Pages

The Schedule 13D filed on May 1, 2006, by Pardus Capital Management L.P., a Delaware limited partnership ("PCM"), relating to the shares of common stock, $1.00 par value (the "Shares"), of Visteon Corporation (the "Issuer"), as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8 and 9 to the Schedule 13D, is hereby amended by this Amendment No. 10 to the Schedule 13D to report that, as a result of the recent disposition of shares of the Issuer, the Reporting Persons may no longer be deemed the beneficial owner of more than five percent of the Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5, paragraphs (a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Persons beneficially own no Shares, constituting 0.0% of the Shares outstanding.

(b) PCM possesses sole power to vote and direct the disposition of all of the Shares held by the Fund. Thus, as of the close of business on May 28, 2009, the Reporting Persons may be deemed to beneficially own no Shares, or 0.0% of the Shares deemed issued and outstanding as of that date.

(c) Information concerning transactions in the Shares effected by PCM since the most recent filing on Schedule 13D is set forth in Schedule A hereto and is incorporated by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(e) On May 28, 2009, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

CUSIP No. 92839U107                                                Schedule 13D                                        Page 4 of 6 Pages

      SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 29, 2009	PARDUS CAPITAL MANAGEMENT L.P.

By:	/s/ Karim Samii

Karim Samii, in his capacity as the sole member of Pardus Capital Management LLC, the sole general partner of Pardus Capital Management L.P.

CUSIP No. 92839U107                                                Schedule 13D                                       Page 5 of 6 Pages

       SCHEDULE A

Pardus Special Opportunities Master Fund L.P.

Trade Date	Shares Sold	Price per Share (excluding execution costs)
05/28/2009	3,300,000	$0.055
05/28/2009	1,000,000	$0.055
05/28/2009	1,000,000	$0.055
05/28/2009	800,000	$0.055
05/28/2009	500,000	$0.055
05/28/2009	425,000	$0.055
05/28/2009	30,000	$0.055
05/28/2009	20,000	$0.055
05/28/2009	350,000	$0.0552
05/28/2009	570,000	$0.0554
05/28/2009	130,000	$0.0554
05/28/2009	1,000,000	$0.057
05/28/2009	500,000	$0.057
05/28/2009	1,850,000	$0.058
05/28/2009	500,000	$0.058
05/28/2009	250,000	$0.06
05/28/2009	125,000	$0.06
05/28/2009	800,000	$0.061
05/28/2009	340,000	$0.0615
05/28/2009	250,000	$0.0615
05/28/2009	400,000	$0.062
05/28/2009	700,000	$0.0631
05/28/2009	1,500,000	$0.064
05/28/2009	700,000	$0.064
05/28/2009	250,000	$0.064
05/28/2009	250,000	$0.064
05/28/2009	200,000	$0.064
05/28/2009	100,000	$0.064
05/28/2009	100,000	$0.064
05/28/2009	100,000	$0.064
05/28/2009	50,000	$0.064
05/28/2009	700,000	$0.065
05/28/2009	50,000	$0.065
05/28/2009	379,000	$0.066
05/28/2009	300,000	$0.066
05/28/2009	10,000	$0.066
05/28/2009	700,000	$0.0661
05/28/2009	250,000	$0.067
05/28/2009	250,000	$0.067
05/28/2009	50,000	$0.067
05/28/2009	100,000	$0.0671
05/28/2009	50,000	$0.0671
05/28/2009	1,500,000	$0.068
05/28/2009	600,000	$0.068
05/28/2009	300,000	$0.068
05/28/2009	275,000	$0.068

CUSIP No. 92839U107                                              Schedule 13D                                         Page 6 of 6 Pages

05/28/2009	100,000	$0.068
05/28/2009	50,000	$0.068
05/28/2009	50,000	$0.068
05/28/2009	40,000	$0.068
05/28/2009	30,000	$0.068
05/28/2009	25,000	$0.068
05/28/2009	25,000	$0.068
05/28/2009	300,000	$0.0681
05/28/2009	100,000	$0.0681
05/28/2009	400,000	$0.0685
05/28/2009	500,000	$0.069
05/28/2009	250,000	$0.069
05/28/2009	225,000	$0.069
05/28/2009	200,000	$0.069
05/28/2009	150,000	$0.069
05/28/2009	50,000	$0.069
05/28/2009	50,000	$0.069
05/28/2009	48,000	$0.069
05/28/2009	50,000	$0.0695
05/28/2009	50,000	$0.0695
05/28/2009	30,000	$0.0695
05/28/2009	20,000	$0.0696
05/28/2009	500,000	$0.07
05/28/2009	350,000	$0.07
05/28/2009	300,000	$0.07
05/28/2009	250,000	$0.07
05/28/2009	223,000	$0.07
05/28/2009	200,000	$0.07
05/28/2009	160,000	$0.07
05/28/2009	125,000	$0.07
05/28/2009	100,000	$0.07
05/28/2009	100,000	$0.07
05/28/2009	90,000	$0.07
05/28/2009	70,000	$0.07
05/28/2009	50,000	$0.07
05/28/2009	25,000	$0.07
05/28/2009	20,000	$0.07
05/28/2009	250,000	$0.0705
05/28/2009	100,000	$0.0705
05/28/2009	100,000	$0.0705
05/28/2009	50,000	$0.0705
05/28/2009	100,000	$0.071
05/28/2009	50,000	$0.071
05/28/2009	40,000	$0.071
05/28/2009	140,000	$0.0715
05/28/2009	160,000	$0.0718
05/28/2009	50,000	$0.072
05/28/2009	50,000	$0.073
05/28/2009	50,000	$0.073
05/28/2009	50,000	$0.073